Amazon Goldsands Ltd.
Jiron Caracas 2226, Jesus Maria
Lima, Peru

May 27, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: John Cannarella
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Amazon Goldsands Ltd.
                 Form 8-K Filed May 14, 2009
                 File No. 000-51203

Dear Mr. Cannarella:

In connection with the Company’s response to the Commission’s comments in a letter dated May 19, 2009, this correspondence shall acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amazon Goldsands Ltd.

By: /s/  Hector Ponte
              Hector Ponte
              Chief Executive Officer and Director